UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No. __)*

TORM A/S

(Name of Issuer)

Common Shares, par value 0.01 Danish Kroner per share

(Title of Class of Securities)

891072100**

(CUSIP Number)

**CUSIP number of American Depositary Shares listed on the NASDAQ Stock Market.

The Common Shares are not publicly traded in the United States.

Monica Wendesten

Skandinaviska Enskilda Banken AB (publ)

GÖH510, SE-405 04 Gothenburg, Sweden

Tel: +46 31 62 19 61
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 891072100 (ADSs)
1.	Name of Reporting Person Skandinaviska Enskilda Banken AB (publ)

2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Skandinaviska Enskilda Banken AB (publ) is organized under the laws of Sweden.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 32,863,380
	8.	Shared Voting Power 655,200,000
	9.	Sole Dispositive Power 32,863,380
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 655,200,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 90.0%
14.	Type of Reporting Person BK
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ITEM 1. SECURITY AND ISSUER

The name of the issuer is Torm A/S, a Danish company with company registration number CVR 22460218 and registered address at Tuborg Havnevej 18, DK 2900 Hellerup, Denmark (the “Issuer”). The principal executive office and mailing address of the Issuer is Tuborg Havnevej 18, DK-2900 Hellerup, Denmark. This Schedule 13D relates to the Issuer’s common shares, par value 0.01 Danish Kroner (“DKK”) per share (the “Common Shares”). The Common Shares do not trade on a national securities exchange, but are registered under Section 12 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), only in connection with the registration of American Depositary Shares (as evidenced by American Depositary Receipts) (“ADSs”), pursuant to the requirements of the U.S. Securities and Exchange Commission. For the purpose of calculating beneficial ownership of Common Shares as reported herein, ADSs, each representing one Common Share, are considered the same class of equity security as the Common Shares.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed on behalf of Skandinaviska Enskilda Banken AB (publ) (“SEB” or the “Reporting Person”), a corporation organized under the laws of Sweden. SEB is a leading Nordic financial services group which offers financial advice and a wide range of financial services. Established in 1856, SEB serves more than 4 million customers and has around 17,000 employees. SEB has its headquarters in Sweden. The address of the principal place of business of SEB is Kungsträdgårdsg 8, Stockholm, Sweden.

On October 2, 2012, SEB, amongst others, entered into a Restructuring Agreement with the Issuer, Torm Singapore Pte. Ltd., Danske Bank A/S as Co-ordinator and Nordea Bank Danmark A/S as proposed Security Agent and the companies and the other parties named therein (the “Restructuring Agreement”). The summary of the Restructuring Agreement below is qualified in its entirety by reference to the text of the Restructuring Agreement itself, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference. All capitalized terms not herein defined are defined therein. The Restructuring Agreement is the result of negotiations between the Issuer, Torm Singapore Pte. Ltd and their financial creditors regarding the terms of the financial restructuring of the Issuer and its subsidiaries and sets out the basis upon which the Issuer’s secured lenders have agreed to amend the terms of their existing loan documentation and the manner in which the Issuer’s unsecured time charter and bareboat contract counterparts have agreed to amend their existing contracts (the “Restructuring”).

Pursuant to the Restructuring, among other things, the terms governing substantially all of the Issuer’s outstanding indebtedness (including any indebtedness held or acquired by SEB) were amended by the entry into a Framework Agreement. In consideration for its participation in the Restructuring, SEB is entitled to its pro rata share of the total Common Shares of the Issuer in exchange for (i) a restructuring fee; and (ii) forgoing certain agreed claims against the Issuer, to which SEB would otherwise be entitled. SEB acquired 32,863,380 Common Shares of the Issuer on November 5, 2012 which represents 4.5% of the outstanding Common Shares of the Issuer. Common Shares issued pursuant to the restructuring agreement on a private basis and subject to Danish listing requirements will represent approximately 90.0% of the Issuer’s outstanding equity on a post-Restructuring basis.

Under the Restructuring Agreement, within three months (or such longer period as may be agreed) after the date on which all documents, agreements and instruments required to implement and consummate the restructuring and the implementation plan have been signed and have become effective, and upon which Danske Bank A/S (acting as Co-ordinator) receives confirmation and thereafter gives written notice to each of the other parties: all conditions precedent to the restructuring documents have been satisfied or waived (the “Restructuring Effective Date”), the Issuer has undertaken to use its best efforts to ensure that the Common Shares issued in the Restructuring are listed and admitted to trading on the Nasdaq OMX Copenhagen A/S. The new shareholders have not undertaken any lock-up obligations with respect to the Issuer. However, the new shareholders are prohibited from depositing Common Shares in exchange for the ADSs governed by the Deposit Agreement between the Issuer and Bankers Trust Company, dated February 27, 2002, as amended, during the six month period commencing on the date the shares are issued, subject to extensions under limited circumstances.

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As part of the Restructuring, the Issuer shall, no later than 30 days after the Restructuring Effective Date (or such longer period as may be agreed), convene an extraordinary general meeting to amend its Articles of Association to (1) include that unless adopted by at least 90% of the votes and share capital represented at the general meeting: (a) all shareholders of the Issuer will have pre-emptive (subscription) rights on a pro rata basis based on their shareholding with respect to any new share issuances, regardless of share class or other special rights attached to such new shares, by the Issuer after the Restructuring Effective Date; (b) no debt may be converted into equity of the Issuer; and (c) the foregoing provisions may not be amended without the approval of at least 90% of the votes and share capital represented at the general meeting; (2) pass a resolution to appoint new directors; and (3) amend the Issuer’s Articles of Association to include a provision so that the ordinary election term for the Board is two years with the first ordinary re-election to occur at the ordinary general meeting in 2014. SEB, along with the other parties receiving Common Shares pursuant to the Restructuring Agreement, has agreed as a party to the Restructuring Agreement to vote in favor of the resolutions described above.

It is not the intent of the Reporting Person to control the Issuer following the extraordinary general meeting. The Reporting Person and each of the parties to the Restructuring Agreement have agreed that from the date on which they become, and to the extent they remain Restructuring Shareholders, until the conclusion of the ordinary general meeting of the Issuer in 2014, each will use their respective influence as independent shareholders to achieve an independent board composition for the Board of Directors of the Issuer. The Reporting Person is not party to any additional ongoing agreements with respect to the voting of Common Shares of the Issuer.

From the time when it acquired the Common Shares until the time of the adoption of the amendment of the Articles of Association of the Issuer at the extraordinary general meeting to be held no later than 30 days after the Restructuring Effective Date (or such later date as may be agreed) as required by the Restructuring Agreement, the Reporting Person expressly affirms group status.

The following table lists all the members of the group, which will receive shares pursuant to the Restructuring Agreement and which consists of the parties to the Restructuring Agreement and other undertaking agreements pursuant to which the Restructuring was effected:

Aktiebolaget Handel och Industri, Handelsbanken, (Nominated affiliate of Handelsbanken (Branch of Svenska Handelsbanken Ab (publ), Sweden))

Arctic Char Shipping, Inc.

Arctic Flounder Shipping, Inc.

Blue Lines Shipping (Nominated Affiliate of Heroic Taurus Inc., Heroic Regulus Inc., Heroic Elysion Inc. and Heroic Ursa Major)

BW Euroholdings Limited (Nominated Affiliate of Rainwood Company S.A., Acland Company S.A. and Gifford Company S.A.)

CAF First Limited (Nominated affiliate of The Export Import Bank of China)

Danish Ship Finance A/S (Danmarks Skibskredit A/S)

Danske Bank A/S

DBS Bank Ltd.

Deutsche Bank AG (London Branch)

Deutsche Bank AG Filiale Deutschlandgeschäft

FSL-25 Pte. Ltd.

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FSL-26 Pte. Ltd.

HSH Nordbank AG

Inverbeg Shipping Ltd. (Nominated Affiliate of BNP Paribas)

Karei Shipping, Inc.

Keymax Maritime Co. Ltd. (Nominated Affiliate of A-1 Shipholding S.A.)

Kihada Shipping, Inc.

Koi Shipping, Inc.

Link Stork Marina S.A.

Maguro Shipping, Inc.

Majuro Ship Finance Co.

Mitsubishi Ore Transport (Torm Atlantic)

Mitsubishi Ore Transport (Torm Ocean)

Mitsubishi Ore Transport (Torm Pacific)

MK Centennial Maritime B.V.

MMSL Pte. Ltd. (Nominated Affiliate of Marubeni Corp.)

MPC Global Maritime Opportunities S.A., SICAF (Nominated Affiliate of Rio Lillehammer Schifffahrtsgesellschaft mbH & Co. KG and Rio Luxembourg Schifffahrtsgesellschaft mbH & Co. KG)

Nordea Bank Danmark A/S

Orient Line Co. Ltd (Nominated affiliate of Polestar Ship Line S.A.)

Principal Finance Investments Holding B.V. (Nominated Affiliate of MCI Tankers VIII Pte. Ltd.)

Safemarine Corp. S.A.

Shikishima Kisen K.K. (Nominated Affiliate of Ambitious Line, S.A.)

Shoei Kisen Kaisha

Skandinaviska Enskilda Banken AB (publ)

Solar Oceania Corp

Sumitomo Corporation

Sun Cordia Marine S.A.

T&T Marine S.A.

The Hongkong and Shanghai Banking Corporation Limited

Triton Navigation, B.V.

Unicredit Bank AG

Following the extraordinary general meeting to amend the Articles of Association of the Issuer, the Reporting Person expects to disclaim group status.

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer, as applicable, of SEB is provided in Exhibit 99.2, which is incorporated by reference herein.

During the last five years, neither SEB nor, to the knowledge of SEB, any of the persons listed in Exhibit 99.2 has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On November 5, 2012, the Board of Directors of the Issuer resolved to increase the share capital of the Issuer pursuant to article 2.14 of the Articles of Association of the Issuer by no less than DKK nominal value 0.01 and no more than DKK nominal value 6,552,000 and to issue such shares pursuant to a conversion of debt. Pursuant to the terms of the Restructuring Agreement, SEB acquired 32,863,380 Common Shares of the Issuer, which represents 4.5% of the Common Shares of the Issuer. The purchase price for its Common Shares was satisfied by SEB converting (i) a restructuring fee; and (ii) certain agreed claims against the Issuer, to which SEB would otherwise be entitled, into Common Shares of the Issuer.

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ITEM 4. PURPOSE OF TRANSACTION

The Common Shares to which this statement relates were acquired by the Reporting Person as part of the Restructuring. As a result of such Restructuring, the Reporting Person will acquire 32,863,380 Common Shares of the Issuer, which represents 4.5% of the Common Shares of the Issuer.

The Reporting Person intends to review its investment in the Issuer on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions, in one or more registered public offerings or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results referenced in this Item 4.

Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. Other than as described in this statement, the Reporting Person nor, to the Reporting Person’s best knowledge, any of the persons listed in Exhibit 99.2 hereto, has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	As of November 5, 2012, based solely on information provided by the Issuer, the total number of issued and outstanding Common Shares is 728,000,000, including 655,200,000 Common Shares issued pursuant to the Restructuring Agreement.

(b)	As of November 5, 2012, SEB beneficially owns and has shared power to vote 655,200,000 Common Shares, representing 90.0% of the issued and outstanding Common Shares. SEB has the sole power to vote and dispose of, 32,863,380 Common Shares, representing 4.5% of the issued and outstanding Common Shares, giving effect to the Restructuring described in Item 4 hereof.

(c)	Except as set forth in Item 3, SEB, and to the best of SEB’s knowledge, none of the other persons named in response to Item 2 have effected any transactions in Common Shares during the past sixty days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Common Shares beneficially owned by SEB.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

To the knowledge of SEB, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Issuer, except as described herein.

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ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit 99.1	Restructuring Agreement, dated October 2, 2012. (The Reporting Person will furnish supplementally a copy of any omitted schedule or similar attachment to the SEC upon request.)
Exhibit 99.2	Directors and Executive Officers of Skandinaviska Enskilda Banken AB (publ)
Exhibit 99.3	Extract from List of Authorized Signatories

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After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2012

Skandinaviska Enskilda Banken AB (publ)

By: /s/ Arne Juell-Skielse

Name: Arne Juell-Skielse

Title: Head of Shipping Finance Sweden

By: /s/ Olof Myhrman

Name: Olof Myhrman

Title: Senior Advisor

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